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September 25, 2014
thomas.majewski@shearman.com
(212) 848-7182

Edward P. Bartz
Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

TORCHLIGHT VALUE FUND, INC. (the “Registrant”)
File No 811-08920

Dear Mr. Bartz:

On behalf of the Registrant, we are responding to your verbal comment given to Nathan Greene of Shearman & Sterling LLP on September 25, 2014 that future filings by the Registrant in the nature of the Supplement filed with the SEC on August 13, 2014 will be filed as an amendment to the Registrant’s registration statement.  We confirm to you that such filings by the Registrant will be filed by amendment.

If you have any questions, please do not hesitate to call me at 212-848-7182.

Very truly yours,

/s/ Thomas M.  Majewski

Thomas M. Majewski

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